SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of March 2003
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---


         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____


         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No  X
                                        ---    ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                               DECEMBER 31, 2002

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

CONSOLIDATED BALANCE
SHEETS
Before appropriation of profit

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                                                                   December 31,     December 31,     December 31,
ASSETS
in millions of euros                                                       2002             2001             2000

------------------------------------------------------------------------------------------------------------------
Intangible assets, net

Goodwill.......................................................             134             141               82
Other intangible assets........................................           1,161             668              319
                                                                  -------------   -------------    -------------
                                                                          1,295             809              401

Property, plant and equipment

Gross..........................................................           1,989           1,630            1,417
Accumulated depreciation.......................................            (594)           (401)            (200)
                                                                  -------------   -------------    -------------
Net............................................................           1,395           1,229            1,217

Long-term investments

Investments in/advances to equity investees....................             109             100               86
Investments in/advances to non-consolidated
companies......................................................              27             110              274
Other long-term investments....................................              73              48               67

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Total fixed assets.............................................           2,899           2,296            2,045
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Deferred income taxes..........................................             484             471              397

Inventories....................................................             823             805              737
Accounts receivable............................................           1,311           1,566            1,234
Other current assets...........................................             854             540              553
Short-term investments and deposits............................           2,944           4,166            2,672
Cash...........................................................             144             123              207

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TOTAL ASSETS...................................................           9,459           9,967            7,845
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
CONSOLIDATED BALANCE
SHEETS
Before appropriation of profit

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LIABILITIES AND                                                    December 31,     December 31,     December 31,
SHAREHOLDERS' EQUITY
in millions of euros                                                       2002             2001             2000

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
Shareholders' equity

Share capital..................................................           1,465           1,464            1,463
(December 31, 2002:  732,367,507 shares; December
31, 2001:  732,005,084 shares; December 31, 2000:
731,441,746 shares)
Additional paid in capital and reserves........................           2,971           2,736            1,886
Net income for the period......................................           1,759           1,585              985
Cumulative translation adjustment..............................            (160)            (17)             (30)

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Total shareholders' equity.....................................           6,035           5,768            4,304
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Minority interests.............................................              17              21               28

Long-term debt.................................................              65             119              121
Provisions and other long-term liabilities.....................             786           1,053            1,130

Deferred income taxes..........................................              10              10                4

Accounts payable...............................................             596             717              667
Other current liabilities......................................           1,599           1,994            1,300
Short-term debt................................................             351             285              291

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TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY...........................................           9,459           9,967            7,845
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
CONSOLIDATED STATEMENTS OF INCOME
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in millions of euros                                                 Year ended       Year ended       Year ended
                                                                   December 31,     December 31,     December 31,
                                                                           2002             2001             2000
------------------------------------------------------------------------------------------------------------------
Net sales......................................................           7,448           6,488            5,963

Cost of goods sold.............................................          (1,378)         (1,253)          (1,442)

Gross profit...................................................           6,070           5,235            4,521

Research and development expenses..............................          (1,218)         (1,031)            (945)

Selling and general expenses...................................          (2,428)         (2,306)          (2,016)

Other operating income/(expense), net..........................             190             208               17

Operating profit...............................................           2,614           2,106            1,577

Intangibles - amortization and impairment......................            (129)            (68)             (35)

Financial income/(expense), net................................              85             102               18

Income before tax and exceptional items........................           2,570           2,140            1,560

Exceptional items..............................................              10             281               46

Income taxes...................................................            (746)           (842)            (611)

Net income before income from equity investees,
goodwill amortization and minority interests...................           1,834           1,579              995

Income from equity investees, net..............................              20              14                8

Goodwill amortization..........................................              (8)             (7)              (4)

Net income before minority interests...........................           1,846           1,586              999

Minority interests.............................................             (87)             (1)             (14)

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Net income.....................................................           1,759           1,585              985
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Weighted average shares outstanding............................     727,686,372     731,711,225      731,232,525

Earnings per share (basic and diluted).........................            2.42            2.17             1.35
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Net income.....................................................           1,759           1,585              985

Exceptional items and goodwill amortization, net of
income taxes and minority interests............................              (1)           (209)             (24)

Income before exceptional items and goodwill amortization,
net of income taxes and minority interests.....................           1,758           1,376              961
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Earnings per share before exceptional items and goodwill
amortization (basic and diluted)...............................            2.42            1.88             1.31
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
CONSOLIDATED STATEMENTS OF CASH FLOWS
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in millions of euros                                                 Year ended       Year ended       Year ended
                                                                   December 31,     December 31,     December 31,
                                                                           2002             2001             2000
------------------------------------------------------------------------------------------------------------------
Net income.....................................................           1,759           1,585              985
Minority interests.............................................              87               1               14
Share in undistributed earnings of equity investees............             (20)            (14)              (8)
Depreciation and amortization..................................             379             301              241
Gains on disposals of fixed assets, net of income taxes........              (9)           (216)             (28)
Provisions, long-term deferred taxes and other.................              64              75               91
Operating cash flow before changes in working capital..........           2,260           1,732            1,295
- Dividends received from equity investees.....................              11               -                -
- (Increase)/decrease in inventories...........................             (78)           (105)              31
- (Increase)/decrease in accounts receivable...................             (18)           (235)            (125)
- Increase/(decrease) in accounts payable......................             (77)             70               10
- Change in other operating assets and liabilities (net).......            (422)            356              (12)
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Net cash provided by operating activities (A)..................           1,676           1,818            1,199
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Acquisitions of property, plant & equipment and intangibles....          (1,403)           (565)            (372)
Acquisitions of investments....................................             (32)            (54)             (93)
Total investments..............................................          (1,435)           (619)            (465)

Proceeds from disposals of fixed assets, net of
income taxes...................................................              22             492               81
Net change in loans, long-term advances and other
investing cash flows...........................................               4              14               (5)
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Net cash used in investing activities (B)......................          (1,409)           (113)            (389)
------------------------------------------------------------------------------------------------------------------
Issuance of Sanofi~Synthelabo shares...........................               4               7                3
Capital contribution from minority shareholders................               5               -                -
Dividends paid:
- to Sanofi~Synthelabo shareholders............................            (473)           (317)            (231)
- to minority shareholders of subsidiaries.....................              (3)             (6)             (10)
Additional long-term borrowings................................               1               9                -
Repayments of long-term borrowings.............................              (9)            (12)             (29)
Net change in short-term borrowings............................              54              (1)             (21)
Net change in other investments................................          (1,170)           (163)            (183)
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Net cash used in financing activities (C)......................          (1,591)           (483)            (471)
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Impact of exchange rates on cash and cash equivalents (D)......             (16)              3                1
Net change in cash and cash equivalents (A) + (B) + (C) + (D)..          (1,340)          1,225              340
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Cash and cash equivalents, beginning of period.................           3,805           2,580            2,240

Cash and cash equivalents, end of period.......................           2,465           3,805            2,580
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

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
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

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in millions of euros                          Number of      Share capital      Additional      Cumulative        TOTAL
                                               shares                             paid in       translation
                                                                               capital and      adjustment
                                                                                reserves
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000..............      731,441,746          1,463           2,871            (30)          4,304
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Dividends paid out of 2000 earnings.....                -              -            (317)             -            (317)
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Issuance of shares on exercise of stock
options.................................          563,338              1               6              -               7
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Net income for year ended December 31,
2001....................................                -              -           1,585              -           1,585
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Adjustments related to the Sanofi~
Synthelabo merger.......................                -              -             176              -             176
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Movement in cumulative translation
adjustment..............................                -              -               -             13              13
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Balance, December 31, 2001..............      732,005,084          1,464           4,321            (17)          5,768
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Dividends paid out of 2001 earnings.....                -              -            (473)             -            (473)
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Issuance of shares on exercise of stock
options.................................          362,423              1               3              -               4
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Net income for year ended December 31,
2002....................................                -              -           1,759              -           1,759
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Adjustments related to the Sanofi~
Synthelabo merger.......................                -              -              59              -              59
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Change in accounting method.............                -              -              24              -              24
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Repurchase of shares....................                -              -            (963)             -            (963)
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Movement in cumulative translation
adjustment..............................                -              -               -           (143)           (143)
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Balance, December 31, 2002..............      732,367,507          1,465           4,730           (160)          6,035
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

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~Investor Relations                                         Paris, March 4, 2003




    Priority Review for ARIXTRA(R) in the United States for a new indication:
                 Extended prophylaxis of deep venous thrombosis
                   in patients undergoing hip fracture surgery


Sanofi-Synthelabo and Organon announced today that ARIXTRA(R) (fondaparinux sodium) has been granted by the U.S. Food and Drug Administration (FDA) a six-month priority review for the new indication: Prophylaxis of deep venous thrombosis, which may lead to pulmonary embolism, in patients undergoing hip fracture surgery, including extended prophylaxis.

The file for this new indication for fondaparinux sodium was submitted to the FDA on December 17, 2002.

Arixtra(R) is currently indicated in the United States for the prophylaxis of deep vein thrombosis, which may lead to pulmonary embolism:
-        in patients undergoing hip fracture surgery;
-        in patients undergoing hip replacement surgery;
-        in patients undergoing knee replacement surgery.

Unlike heparins, which are from animal origin, Arixtra(R) is a synthetic compound and the first in a new class of antithrombotic agents that selectively inhibit factor Xa. It was discovered and is being co-developed by Sanofi-Synthelabo and Organon.

Arixtra(R) is the only anti-thrombotic agent currently indicated in the United States for the prophylaxis of deep vein thrombosis which may lead to pulmonary embolism in patients undergoing hip fracture surgery. The usual duration of administration is 5 to 9 days. In patients for whom extended prophylaxis is proposed, up to an additional 24 days will be recommended.

As with other antithrombotics, the most common side effect of Arixtra(R) is bleeding. Arixtra(R) is contraindicated in patients with severely impaired kidney function or in patients who weigh less than 110 pounds, because they may have an increased risk for major bleeding. Patients greater than 75 years of age also may be more likely to experience major bleeding complications. As with other antithrombotics, labeling for Arixtra(R) includes a boxed warning regarding use when spinal anaesthesia or spinal puncture is used because of possible spinal/epidural haematomas.

Arixtra(R) was launched in the United States on February 8, 2002, and in Europe as from March 27, 2002.

Sanofi-Synthelabo and Organon expect to establish a strong position in the antithrombotic field with Arixtra(R). Further clinical investigations are being carried out to extend the use of Arixtra(R) for VTE prevention in medical and surgical high risk situations, for the treatment of venous thrombosis and pulmonary embolism and for the treatment of patients with acute coronary syndrome.

--------------------------------------------------------------------------------

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France.
Investors and holders of securities issued by the company may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.



Investor Relations Department
Philippe Goupit     Director of Investor Relations
Isabelle Laurent    Investor Relations Europe
Arnaud Delepine     Investor Relations Europe
Sanjay Gupta        Investor Relations US

Contacts :
E-mail : investor-relations@sanofi-synthelabo.com
Europe                                     US
Tel : + 33 1 53 77 45 45                   Tel. :   1 212 551 42 93
Fax : + 33 1 53 77 42 96                   Fax :    1 212 551 49 10

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2003

                                            SANOFI-SYNTHELABO


                                            By: /s/ Marie-Helene Laimay
                                                --------------------------------
                                                Name:  Marie-Helene Laimay
                                                Title: Senior Vice President and
                                                       Chief Financial Officer